UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42013

SuperX AI Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Resignation of Independent Director

On May 13, 2026, Mr. Hong Man Herman Lee (“Mr. Lee”) notified the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company”) of his resignation as an independent director of the Company, including his roles as a member of the Audit Committee, a member of the Compensation Committee, and Chairperson of the Nominating and Corporate Governance Committee, effective May 13, 2026. Mr. Lee’s resignation was not the result of any disagreement with the Company, the Board or management on any matter relating to the Company’s operations, policies or practices.

Appointment of Mr. Wei Shao as Independent Director

On May 13, 2026, the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company”) appointed Mr. Wei Shao (“Mr. Shao”) as an independent director of the Company, and as Chairperson of the Nominating and Corporate Governance Committee of the Company, effective immediately. Based on the information provided by Mr. Shao in connection with the appointment, the Board has determined that Mr. Shao qualifies as an “independent director” within the meaning of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The biographical information of Mr. Shao is set forth below:

Mr. Wei Shao is a partner of the global law firm Dentons and the National China Service Co-chair at Dentons Canada LLP, specializing in international business transactions. He has over 30 years of experience in mergers and acquisitions, corporate and project financing, complex corporate and commercial transactions, and advising clients on business negotiations, policy and regulatory matters, and government relations, across industries including natural resources, technologies, manufacturing, financial services, infrastructure and real estate. Mr. Shao has represented Chinese investors and entrepreneurs, sovereign and investment funds, private and public companies, and major state-owned enterprises in significant transactions in or through Canada, and has advised Canadian and international companies in their investments in China. As an investor and director, he has co-founded or been involved in agri-food, energy, manufacturing and infrastructure projects, and data center opportunities in North America. Mr. Shao is also an accredited interpreter of the United Nations and the federal government of Canada and has served on the boards or in advisory roles for organizations including the British Columbia Government Advisory Council on China, the Vancouver Police Board, the Vancouver Aquarium, S.U.C.C.E.S.S., and the Jack Austin International Center of the Beedie Business School at Simon Fraser University. Mr. Shao also currently serves as a director, and as a member of the audit, compensation and nominating and corporate governance committees, of China Gold International Resources Corp., a publicly listed company in Canada and Hong Kong. Mr. Shao is a Canadian citizen.

Reconstitution of Board Committees

In connection with the foregoing changes, on May 13, 2026, the Board reconstituted its standing committees, in each case with effect from the same date, as follows: the Audit Committee shall consist of Ms. Yuet Yiu Charissa Miu (Chairperson and Audit Committee Financial Expert), Mr. Ho Chuen Shin and Mr. Wei Shao; the Compensation Committee shall consist of Mr. Ho Chuen Shin (Chairperson), Ms. Yuet Yiu Charissa Miu and Mr. Wei Shao; and the Nominating and Corporate Governance Committee shall consist of Mr. Wei Shao (Chairperson), Ms. Yuet Yiu Charissa Miu and Mr. Ho Chuen Shin. The Board has determined that each of Ms. Miu, Mr. Shin and Mr. Shao satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of the Audit Committee further satisfies the additional independence requirements applicable to audit committee members under Rule 10A-3.

Following the foregoing changes, the Company’s Board is composed of seven (7) directors, comprising three (3) executive directors and four (4) independent directors. As a foreign private issuer, the Company relies on the home country exemption under Nasdaq Listing Rule 5615(a)(3) and is not required to maintain a board comprising a majority of independent directors.

A copy of the Independent Director Offer Letter between the Company and Mr. Wei Shao, dated May 13, 2026, is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Independent Director Offer Letter, dated May 13, 2026, between SuperX AI Technology Limited and Mr. Wei Shao

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: May 13, 2026	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit, Anderson
	Title:	Executive Director

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